

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 28, 2008

Mr. Walter Merschat
Chief Executive and Financial Officer
Ameriwest Energy Corp.
123 West 1st Ave., Suite 215
Casper, WY  82601

> **Re:     Ameriwest Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-52034**

Dear Mr. Merschat:

      We have reviewed your filings and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Mr. Walter Merschat
Ameriwest Energy Corp.
July 28, 2008
Page 2

General

1.      It does not appear that you have used the correct file number on the cover of your
        periodic report.  Please revise to utilize your number, which is 000-52034.

Selected Financial Data, page 8

2.      Please present selected financial data disclosure to comply with Item 301 of
        Regulation S-K. To the extent you qualify as a smaller reporting company, as
        defined by Item 10(f) of Regulation S-K, and therefore not required to provide
        this information, please use the new format for your Form 10-K cover page and
        indicate by checkmark that you are a smaller reporting company.  Refer to
        Release No. 33-8876, which became effective February 4, 2008, if you need
        further guidance.

Controls and Procedures, page 16

3.      We note your conclusion indicating that your disclosure controls and procedures
        were not effective as of your December 31, 2007 fiscal year end.  Further, we
        note your disclosure of the same conclusion as of March 31, 2008 in your Form
        10-Q filed May 15, 2008.  Please expand your disclosure to clarify whether the
        findings that led to your conclusion constituted deficiencies or material
        weaknesses, as those terms are defined in PCAOB's Auditing Standard No. 5
        paragraphs 62 to 70.

        Additionally, disclose the specific steps that you have taken, and plan to take, to
        remediate the weaknesses or deficiencies.  To the extent you have established a
        timeline for remediation, disclose this information.  Additionally, provide
        quantitative information regarding the cost of such remediation efforts.

4.      In light of your conclusion that your disclosure controls and procedures were not
        effective as of December 31, 2007, disclose in reasonable details the basis for
        your conclusion that your internal control over financial reporting was
        nonetheless effective as of December 31, 2007.

Report of Independent Registered Public Accounting Firm, page F-3

5.      It does not appear that your current auditor has audited the inception to date
        financial information covering the period from January 3, 2001 (Date of
        Inception) to December 31, 2007.  Generally, we would expect all periods
        covered within the cumulative data to be audited.  If this is not feasible, you may
        revise your financial statements to identify all the cumulative data as unaudited.

To the extent your current auditor relied on work performed by your former auditor for purposes of opining on the cumulative data, please ask your current auditor to revise their audit report to refer to this period in the introductory (first paragraph) and opinion paragraphs of their report, as well as indicating in the opinion paragraph that their opinion was based on their audit and the report of the other auditors. Your auditor can refer to AU Section 543 paragraphs 7 to 9 for further guidance.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Loss Per Share, page F-8

6.      We note your disclosure on this page, as well as on page 11, indicating that your per share data has been retroactively restated to reflect a forward stock split of 26 new shares for one old share, effective November 10, 2006. However, at Note 8 on page F-14, you disclose that you have given retroactive effect to a forward stock split of 9 new shares for one old share. Please revise your disclosure to resolve this discrepancy, and provide a more detail background discussion of your forward stock splits.

Impairment of Long-Lived Assets, page F-9

7.      We note you disclose that you use the full cost method of accounting for your oil and gas properties. Under a separate sub-heading, please expand your disclosure to discuss in more details your application of the full cost method of accounting for your oil and gas properties, including but not limited to, the nature of costs that you capitalize versus expense, the nature of costs that will be included in your amortization and your amortization method and the limitation on your capitalized costs (i.e. the ceiling test). In addition, disclose how you evaluate your capitalized costs for impairment, and how you treat gains and losses on sales and abandonments of your oil and gas properties. Refer to Rule 4-10 (c) of Regulation S-X for further guidance.

Note 6 – Oil and Gas Interests, page F-10

8.      We note your disclosure on page F-11 indicating that on August 24, 2007 you agreed to acquire a 99.5% working interest in the South Glenrock "C" Oil Field for $5 million, of which only $1.75 million had been paid, and $3.25 million appears to be a past due obligation which, through amendment agreement, must be paid by June 1, 2008. In addition, you disclose that on November 6, 2007, you

agreed to acquire the right to purchase an undivided working interest and an 80% net royalty interest in the Skull Valley Prospect for $400,000, of which only $100,000 had been paid.

Additionally, we note your disclosures on pages 10 and 11, as well as on page 17 of your Form 10-Q for the quarter ended March 31, 2008, indicating that on March 19, 2008 you entered into an option agreement to purchase certain assets of Hot Springs Resources, Ltd. for the issuance of 400,000 shares and $4.28 million, of which only $50,000 had been paid; on April 15, 2008 you entered into an option agreement to purchase certain assets of Alpha Development Corporation for $10 million, plus $400,000 for the option agreement, of which only $200,000 had been paid.

Please expand your disclosure within your annual and interim period reports to clarify whether the remaining unpaid amounts under these purchase agreements represent your obligations as of December 31, 2007 and March 31, 2008, and the extent of your accruals, if any, for these obligations as of December 31, 2007 and March 31, 2008. It should be clear how your characterization is consistent with the guidance in paragraphs 35 to 40 and 192-211 of CON 6.

9.     Tell us whether your intended acquisitions of the South Glenrock "C" Oil Field and the Skull Valley Prospect represent working interests in *producing* oil and gas properties, which generally are considered *business* acquisitions for purpose of evaluating significance to determine whether separate financial statements would be required under Rule 3-05 of Regulation S-X. If your acquisitions represent working interests in *producing* oil and gas properties, given the significance provisions of Rule 3-05, it appears that after consummation of your acquisitions, you will need to provide separate financial statements pursuant to Rule 3-05 and pro forma information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Also refer to SAB Topic 2:D, IRQ 7 for further clarification.

This comment also applies to your intended acquisitions of Hot Springs and Alpha assets which you disclose in your Form 10-Q for the quarter ended March 31, 2008, if they are producing oil and gas properties.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief